[LETTERHEAD OF MULDOON MURPHY & AGUGGIA LLP]

April 30, 2007

VIA EDGAR AND COURIER

Ms. Kathryn McHale

Staff Attorney

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Mail Stop 0408

Washington, DC 20549

Re:	Beneficial Mutual Bancorp, Inc.
Philadelphia, Pennsylvania
Registration Statement on Form S-1
File No. 333-141289
Filed March 14, 2007

Dear Ms. McHale:

On behalf of Beneficial Mutual Bancorp, Inc. (“Beneficial” or the “Company”), enclosed for filing is Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amended Registration Statement”), including exhibits, marked pursuant to Rule 472 under the Securities Act of 1933, as amended, to indicate changes from the Registration Statement on Form S-1 filed on March 14, 2007 (the “Registration Statement”).

The Amended Registration Statement is filed in response to the staff’s comment letter issued on April 17, 2007. To aid in your review, we have repeated the staff’s comments followed by the Company’s responses and indicated where the document has been revised in response to such comments. The prospectus and accompanying proxy statement also reflect revised disclosure in response to comments received from the Office of Thrift Supervision (the “OTS”) on the Company’s Application for Approval of a Minority Stock Issuance by a Savings Association Subsidiary of a Mutual Holding Company on Form MHC-2. A copy of the OTS response letter, which includes all OTS comments and the Company’s responses, has been included with this filing.

Ms. Kathryn McHale

U.S. Securities and Exchange Commission

April 30, 2007

General

1.	Please provide the staff with a copy of the financial projections provided to Beneficial as disclosed on page 40.

Response to Comment No. 1

Beneficial did not receive any financial projections from FMS Financial (“FMS Financial” or “FMS”) or from Ryan Beck regarding FMS Financial when negotiating the merger agreement.

Prospectus for Beneficial Offering

Cover Page

2.	Please disclose the maximum number of shares offered in the acquisition.

Response to Comment No. 2

Please see the revised disclosure on the cover page of the prospectus.

3.

Here and throughout the prospectus, where you have disclosed the dollar amount FMS shareholders electing to exchange their shares for cash will receive, please also disclose the number of Beneficial shares each shareholder will receive should they choose to exchange their FMS shares for Beneficial shares.

Response to Comment No. 3

The exchange ratio has been added on the cover page and throughout the prospectus.

4.	Here and on the cover of the FMS Financial cover material, please revise to provide the legend required by Item 501(b)(7) of Regulation S-K.

Response to Comment No. 4

Please see the revised language in the legend on the cover page of both documents.

5.	Please ensure that this cover and the cover for the FMS merger prospectus are limited to one page.

Response to Comment No. 5

The cover pages for both documents will be limited to one page.

Ms. Kathryn McHale

U.S. Securities and Exchange Commission

April 30, 2007

6.	Please prominently disclose on both cover pages that both the offering and the merger must take place or neither will take place.

Response to Comment No. 6

Language has been added to the first paragraph on the cover page of the prospectus in bold. The first paragraph on the cover page of the proxy statement clearly states that the merger will not occur if the offering does not occur.

Summary, page 1

7.	Please revise to state that the Summary highlights the material, not “selected” information from the document.

Response to Comment No. 7

The word “material” has replaced “selected” in the introduction to the Summary.
8.	Please disclose the changes in the post-merger officer and director composition of Beneficial. Note that consents will need to be filed for Messrs. Yates and Yates. See Item 438 of Regulation C.

Response to Comment No. 8

Rule 438 consents have been executed and have been filed as exhibits to the Amended Registration Statement. Reference to Messrs. Craig and Roy Yates becoming directors of the Company following the merger has been added on page 2 of the prospectus.

Acquisition of FMS Financial, page 2

9.	Please give the asset size of FMS Financial.

Response to Comment No. 9

The asset size of FMS Financial has been added. See page 1 of the prospectus.

How We Determine the Offering Range, page 4

10.

We note that you determined the offering range based on your pro forma market value on a fully converted basis; however, we also note the percentage of shares issued to the public varies based on the shares exchanged in the merger. Please clarify in this section how you arrived at the range you have disclosed.

Ms. Kathryn McHale

U.S. Securities and Exchange Commission

April 30, 2007

Response to Comment No. 10

As disclosed in the prospectus, the offering range disclosed in the prospectus is based upon an independent appraisal of the Company’s pro forma market value prepared by RP Financial, LC. In determining the Company’s pro forma market value, RP Financial considered the Company on a pro forma basis, including the effect on the Company of acquiring FMS Financial with a portion of the merger consideration consisting of Beneficial Mutual Bancorp common stock and the issuance of 950,000 shares to The Beneficial Foundation. The pro forma market value, which, as disclosed in the prospectus, includes shares sold in the offering and issued to FMS Financial shareholders and The Beneficial Foundation, represents the total number of shares to be issued to individuals and entities other than Beneficial Savings Bank MHC, as well as the shares that will be issued to Beneficial Savings Bank MHC.

We have revised the disclosure to make it clear that instead of up to 100% of the Company’s common stock being issued to the public, up to 47.49% of the Company’s common stock will be issued to the public to individuals and entities other than Beneficial Savings Bank MHC. We have clarified that the percentage of stock that will be held publicly will be different depending upon at what point in the offering range the Company sells its stock.

11.	Please indicate the extent to which the peer group companies’ referenced on page 5 are also first step companies.

Response to Comment No. 11

Disclosure has been added to make it clear that all of the peer group companies were “first step” mutual holding companies.

Mutual Holding Data, page 6

12.

We note your footnote to the table provided in this section; however, in the staff's experience, most publicly traded mutual holding companies have a similar ownership structure. Please consider removing this footnote or narrowing the Peer Group data to provide more meaningful information to investors.

Response to Comment No. 12

The peer group consisted of ten institutions, six of which issued less than 40% of their stock. The peer group utilized in the appraisal had ownership percentages that ranged between 29.5% and 46.4%, which greatly influenced the unadjusted pricing ratios shown in the table on page 6 of the prospectus. For example, the average price/tangible book value ratio for the six companies with public ownership less than 40% greatly exceeded the average of the remaining four companies with public ownership (294.6% versus 191.9%). The peer group was selected based on many characteristics in addition to public ownership percentage and was believed to be the “best match” of peers for the valuation. Selection of peers based primarily on ownership

Ms. Kathryn McHale

U.S. Securities and Exchange Commission

April 30, 2007

percentage would reduce the reliability of the peer group as a basis for valuation. The independent appraiser took this into consideration in using the “fully converted” pricing ratio figures. See the table on page 5 of the prospectus for the primary basis for valuation. After consideration of the comment, we have respectfully determined that it remains appropriate.

After-Market Performance of “First-Step”....Offering, page 7

13.	Please include separate average, aggregate appreciation figures in the table on page 7 for OTCBB companies and Nasdaq companies.

Response to Comment No. 13

Please see the revised disclosure on page 7 of the prospectus.

Each share of FMS Financial Common Stock will be exchanged for $28.00 cash, stock of Beneficial, or a combination of cash and stock, page 16

14.	Please address the stock of Beneficial that will be granted to Messrs. Yates and Yates and whether this stock will count toward the 49% limit on shares to be exchanged for FMS shares in the merger.

Response to Comment No. 14

Mr. Craig W. Yates and Mr. Roy D. Yates are shareholders of FMS Financial and, like other FMS Financial shareholders, will have the opportunity to elect to receive $28.00 in cash, 2.80 shares of Beneficial Mutual Bancorp common stock, or a combination of cash and stock, in exchange for each share of FMS Financial common stock they own. The maximum number of shares of Beneficial Mutual Bancorp common stock that they could receive in connection with the merger has been disclosed in the prospectus. See page 15 of the prospectus.

As for the 49% limit referenced in the staff’s comment, the Office of Thrift Supervision requires that where a merger and a “first step” offering are conducted simultaneously, the shares of the acquirer issued as merger consideration must be less than 50% of the shares that will be issued publicly in connection with the offering. The shares to be issued to Craig W. Yates and Roy D. Yates in connection with the merger must be included in the shares issued as merger consideration when considering whether such OTS requirement has been satisfied.

15.	In the second paragraph of this section, please remind shareholders that an election of cash in lieu of stock may have tax consequences.

Ms. Kathryn McHale

U.S. Securities and Exchange Commission

April 30, 2007

Response to Comment No. 15

Disclosure has been added regarding the potential tax consequences of electing cash in lieu of stock. See page 16 of the prospectus.

Risk Factors, page 18

16.

Certain of your risk factors state that no assurance or guarantee can be given of a specific outcome when the real risk is the underlying situation. Please revise to eliminate this and similar language.

Response to Comment No. 16

The language relating to guarantees and assurances in the risk factors has been eliminated. See pages 20 and 24 of the prospectus.

17.

We note you have included risk factors that relate to your loan portfolios and lending practices; if appropriate, please describe any losses you have experienced recently and whether you believe they indicate any trends. Particularly address any subprime exposure that you believe may pose a risk to investors.

Response to Comment No. 17

The Company has not experienced any unusual trends that should be disclosed or experienced any unusual losses recently, nor does the Company believe that Beneficial Mutual Savings Bank is subject to any exposure from subprime lending.

Risk Related to the Merger, page 20

18.

Please include a breakdown of the public shares that will be held by persons other than non-affiliated investors. For example, officers and directors have indicated their intention to subscribe for shares, the ESOP intends to purchase shares, the foundation will be granted shares, and in addition to the shares exchanged in the merger, we note that significant shares will be given to Messrs. Yates and Yates. Please disclose the amount of shares that will be held by affiliated vs. non-affiliated investors in this offering as a percentage of total outstanding public shares (not including the shares held by the MHC).

Response to Comment No. 18

We have identified the maximum number of shares that can be received by Craig W. Yates and Roy D. Yates in the merger on page 20 of the prospectus. In addition, we have added a new risk factor on page 23 of the prospectus that discloses the Yates’ post offering/merger ownership, as well as how many shares will be held by the ESOP and directors and officers of

Ms. Kathryn McHale

U.S. Securities and Exchange Commission

April 30, 2007

Beneficial Mutual Bancorp. Please note, the maximum shares of Beneficial Mutual Bancorp common stock that can be issued to FMS Financial shareholders, including Craig W. Yates and Roy D. Yates, in connection with the merger is 10,512,194, 10,953,103, 11,550,890 and 11,883,350 at the minimum, midpoint, maximum and maximum, as adjusted, of the offering range, respectively. Neither Craig W. Yates nor Roy D. Yates will be given shares of Beneficial Mutual Bancorp common stock other than shares in exchange for their FMS Financial common stock.

Summary Selected Pro Forma condensed Consolidated Financial Data, page 30

19.	Please revise the pro forma combined financial condition data and operating data to reconcile to the pro forma combined statements of financial condition and statements of income on page 43 and 49.

Response to Comment No. 19

Please see the revised disclosure on page 30 of the prospectus.

20.	Please revise to define Note (4) presented with the capital Ratios.

Response to Comment No. 20

The reference to Note (4) has been deleted.

21.	Please revise to include the number of offices, deposit accounts, and loans presented as Other Data.

Response to Comment No. 21

Please see the revised disclosure on page 31 of the prospectus.

22.	Please also provide the first three columns of the comparative per share information disclosed on page 15 of the additional cover material.

Response to Comment No. 22

Please see the revised disclosure on page 13 of the proxy statement.

Use of Proceeds, page 32

23.	Please indicate what Beneficial Mutual Savings Bank plans to do with the funds it will receive.

Ms. Kathryn McHale

U.S. Securities and Exchange Commission

April 30, 2007

Response to Comment No. 23

The Use of Proceeds section has been expanded to include a discussion of the use of proceeds by Beneficial Mutual Savings Bank.

Pro Forma Data, page 37

24.

We note the pro forma data is presented under the assumption that FMS Financial stockholders exchange 57.5% and 65% of their FMS Financial stock for shares of Beneficial Mutual Bancorp common stock. Please revise the pro forma financial statements to disclose the number of FMS Financial shares issued at outstanding at December 31, 2006 and clarify how you determined the number of pro forma shares outstanding.

Response to Comment No. 24

The number of shares to be issued in the merger is 10,512,194, 10,953,103, 11,550,890 and 11,883,350 at the minimum, midpoint, maximum and maximum, as adjusted, of the offering range, respectively. The merger agreement established a formula pursuant to which a minimum of 57.5% of FMS Financial shares would be exchanged for Beneficial Mutual Bancorp stock, with such percentage increasing up to a maximum of 65% to the extent necessary to maintain Beneficial Mutual Bancorp’s pro forma tangible book value at $65.609 million, because no appraisal was available and it was unclear how many shares would have to be issued to maintain the minimum pro forma tangible book value. Now that the appraisal is complete, references to percentages is no longer necessary because the exact number of shares of Beneficial Mutual Bancorp common stock that must be issued in exchange for FMS Financial common stock in accordance with the formula can be established. Changes to the tables have been made to clarify how many shares of Beneficial Mutual Bancorp common stock will be issued in exchange for FMS Financial stock.

25.

Please revise the pro forma financial statements to include a footnote identifying expected material non-recurring charges and when they are expected to be incurred. Include in your revisions as appropriate a discussion of costs associated with closing eleven Farmers & Mechanics Bank branches, which is disclosed on page 155.

Response to Comment No. 25

The introductory section to Pro Forma Data in the prospectus has been revised to identify the components making up the $4.95 million of estimated non-recurring consolidation costs. See page 55. This disclosure was included in the introduction to avoid duplicate footnote disclosure in the multiple tables in which the costs are referenced.

Ms. Kathryn McHale

U.S. Securities and Exchange Commission

April 30, 2007

Unaudited Pro Forma Combined Statements of Financial Condition December 31, 2006, page 39

26.

We note the offering adjustments shows the establishment of an ESOP and equity incentive plan that will acquire 3.92% and 1.96%, respectively, of the pro forma shares outstanding. Please revise to disclose the total number pro forma shares outstanding used to determine the amounts associated with these plans.

Response to Comment No. 26

The disclosure in the prospectus has been revised.

27.	Please revise pro forma adjustment (11) to disclose and discuss the specific nature of the one time expenses to consolidate FMS.

Response to Comment No. 27

Please see the response to comment No. 25.

28.	Please revise pro forma adjustment (21) to reconcile it to the supporting footnote.

Response to Comment No. 28

The disclosure in the prospectus has been revised.

Unaudited Pro forma Combined Statements of Income For the Year Ended December 31, 2006, page 47

29.	Please revise to include pro forma earnings per share in the pro forma statements of income.

Response to Comment No. 29

Please see the revised disclosure on pages 64 and 66 of the prospectus.

30.	Please revise to clarify how you calculated the amortization expense of the core deposit intangible in pro forma adjustment (6) based on a life of 9.1 years and an initial value of $33,626 million.

Response to Comment No. 30

The amortization expense for the core deposit intangible (“CDI”) has been corrected to a straight-line amortization over a life of 9.4 years. The CDI valuation for FMS Financial was

Ms. Kathryn McHale

U.S. Securities and Exchange Commission

April 30, 2007

$34.786 million at December 31, 2006, resulting in annual amortization of $3.701 million. Because the FMS Financial statements at December 31, 2006 reflect an existing CDI balance (and amortization) from a previous acquisition, the prospectus tables include the incremental changes as follows:

	CDI
	Valuation	Amortization
	($000)	($000)
Calculated amount	$34,786	$3,701
Existing CDI on FMS 12/31/06 statements	1,160	716

Adjustment shown in prospectus tables	$33,626	$2,985

Business of Beneficial Mutual Bancorp, page 58

31.

We note that since 2002 both Beneficial and FMS Financial have experienced overall declining return on assets and return on equity. Either in the business section or in the MD&A section of each company, please disclose management's understanding of any overarching reasons for this and what it is doing to correct the situation.

Response to Comment No. 31

Disclosure regarding the Company’s recent decrease in average earning assets and return on equity and reference to the Company’s efforts to correct these issues has been added to Beneficial’s Management’s Discussion and Analysis. See page 86 of the prospectus. In addition, FMS Financial has revised the third introductory paragraph of its Management’s Discussion and Analysis to discuss in greater detail the impact of the current rate environment in recent years. See page 132 of the prospectus.

Compensation Discussion and Analysis, page 131

32.

We note that the committee looked to an analysis of the compensation paid by peer companies in determining the compensation of the named executive officers. Please revise this section to identify the members of the peer group and identify how the committee used the peer information, including whether the committee sought to meet a certain level of compensation based upon the level paid by members of the peer group. Please refer to Item 402(b)(2)(xiv).

Response to Comment No. 32

The requested disclosure has been added to the prospectus. See page 150.

Ms. Kathryn McHale

U.S. Securities and Exchange Commission

April 30, 2007

33.	Revise this section to include the information required by Item 407(e) of regulation S-K, including identifying the compensation consultant used in 2006.

Response to Comment No. 33

The requested disclosure has been added to the prospectus. See page 149.

34.

We note that your chief executive officers, Mr. Cuddy and Mr. Nise receive compensation that is markedly greater than those of the other named executive officers. In the last paragraph of Section II(B)(l) of Release 33-8732A, the Commission clarified that you should discuss material differences in the compensation policies between the named executive officers. Please revise your Compensation Discussion and Analysis to address the difference. Please also refer to Item 402(b)(2)(viii).

Response to Comment No. 34

The requested disclosure has been added to the Compensation Discussion and Analysis. See page 152 of the prospectus. As the individual responsible for developing and implementing our business plan, overseeing all other executives and employees and working directly with our Board, we have determined the chief executive officer should receive greater compensation than those officers he oversees.

35.

Revise this section to discuss the factors considered by the board in determining the amount of bonus paid to each of the named executive officers in 2006 and to identify why Mr. Keddie did not receive a bonus in 2006. Please refer to Item 402(b)(2)(v and vi).

Response to Comment No. 35

The requested disclosure has been added to the prospectus. As discussed, the cash bonuses awarded in 2006 were in recognition of the executives’ work in connection with the FMS Financial merger. Mr. Keddie did not participate in the merger discussions, and therefore, received no bonus.

Pension Benefits, page 137

36.	Please revise the table to conform with the table set forth in Item 402(h) of Regulation S –K.

Response to Comment No. 36

The pension benefits table has been revised to conform with the table set forth in Item 402(h) of Regulation S-K. See page 155 of the prospectus.

Ms. Kathryn McHale

U.S. Securities and Exchange Commission

April 30, 2007

Director Compensation, page 142

37.	Please add a column to the table which discloses the earnings for each director associated with the non-vested deferred compensation plan or advise the staff why this is not appropriate.

Response to Comment No. 37

The Beneficial Mutual Savings Bank Non-Vested Deferred Compensation Plan is a non-qualified defined contribution plan for members of the Board of Trustees of Beneficial Mutual Savings Bank. Item 402(k)(vi)(B) provides that a registrant must disclose above market or preferential earnings on non-qualified defined contribution plans. In 2006, the plan paid a yield of 4%, which was based upon the yield paid on Beneficial Mutual Savings Bank’s money market account compared to a yield of 4.72%, which was the average yield on the LIBOR Institutional Money Market Fund. Consequently, we determined the plan did not pay above-market earnings, therefore additional disclosure in the table is not required.

38.

We note that the heading to your table states the “table provides the compensation...[of] non-employee directors of the Company during the 2006 fiscal year” but the first paragraph following this table says that “directors do not receive any fees for their service on the boards of directors of Beneficial Savings Bank MHC or Beneficial Mutual Bancorp.” Please reconcile.

Response to Comment No. 38

The heading to the table has been revised. Members of the Board of Trustees of Beneficial Mutual Savings Bank do not receive additional fees for their service on the Boards of Directors of Beneficial Mutual Bancorp or Beneficial Savings Bank MHC.

39.

In accordance with 402(k)(3), please provide a narrative that explains the derivation of the director compensation presented in the table. For example, how much directors are paid for each meeting and other factors that contribute to their compensation. We note you have provided this disclosure for the Bank, but not the Company.

Response to Comment No. 39

Members of the Board of Directors of Beneficial Mutual Bancorp (who also serve on the Board of Trustees of Beneficial Mutual Savings Bank) will not receive additional compensation for their service on the Company’s Board. Compensation will be paid solely on the bank level.

Subscriptions by Executive Officers and Directors, page 145

40.	Please quantify this table on an individual and aggregate percentage basis. In addition, please provide this information with respect to Messrs. Yates and Yates, as well.

Ms. Kathryn McHale

U.S. Securities and Exchange Commission

April 30, 2007

Response to Comment No. 40

The requested disclosure has been added to the prospectus. See page 163.

Treatment of FMS Financial Stock Options, page 157

41.	Please clarify that you intend to cancel outstanding options to purchase shares of “FMS Financial” and not “Beneficial Mutual Bancorp.”

Response to Comment No. 41

The correction has been made. See page 175 of the prospectus.

The Stock Offering: General, page 171

42.	We note you state in the first paragraph your intention to issue up to 49.9% of your common stock whereas you have disclosed a different figure throughout the rest of the prospectus. Please reconcile.

Response to Comment No. 42

The correction has been made. See page 190 of the prospectus.

Eligible Account Holders, page 173

43.

We note there is a 25,000 share maximum limitation of purchases by individuals described on page 177; however, in this section, you say eligible account holders have the right to subscribe for the greater of: 25,000 shares or the shares of each of the two following formulas. Please clarify this apparent conflict.

Response to Comment No. 43

There is no conflict. 12 C.F.R. § 563b.355 requires that eligible account holders be given subscription rights to purchase conversion shares in an amount equal to the greater of the maximum purchase limitation established for the community offering (in this case 25,000 shares) or the alternative two formulas disclosed in the prospectus. We have set the 25,000 purchase limitation so that it is greater than the two alternatives required by 12 C.F.R. § 563b.355. For example, one tenth of 1% of the total offering of common stock to persons other than Beneficial Savings Bank MHC would be 23,606.63 shares (i.e., 23,606,325 multiplied by .001).

Ms. Kathryn McHale

U.S. Securities and Exchange Commission

April 30, 2007

Marketing Arrangements, page 178

44.	On page 179, please give the maximum dollar amount that may be received by Sandler O'Neill.

Response to Comment No. 44

The requested disclosure has been added to the prospectus. See page 198.

Restrictions on Transfer of Shares....page 185

45.	Please disclose that purchases by officers and directors will be for investment purposes only and not for resale.

Response to Comment No. 45

The requested disclosure has been added to the prospectus. See page 205.

Consolidated Financial Statements

Consolidated Financial Statements of FMS Financial Corporation

46.	Please amend the FMS Financial Corporation Form 10-K in response to the following comments as applicable.

Response to Comment No. 46

FMS Financial will amend its Form 10-K in response to the following comments.

Consolidated Statements of Changes in Stockholder’ Equity, page F-31

47.

It appears you have included the transition adjustment required by paragraph 16(a) of SFAS 158 in the determination of comprehensive income. Please revise to clarify how such a presentation complies with paragraph A7 of SFAS 158.

Response to Comment No. 47

The Consolidated Statements of Changes in Stockholders’ Equity has been revised in response to the staff’s comment.

Note 12 – Retirement Plans, page F-48

48.	Please revise to include the disclosure requirements of paragraph 7 of SFAS 158.

Ms. Kathryn McHale

U.S. Securities and Exchange Commission

April 30, 2007

Response to Comment No. 48

The note has been revised in accordance with the staff’s request.

Additional Cover Material for the FMS Financial merger

Cover Page

49.	Please revise to provide the risk factor references in bold face type,

Response to Comment No. 49

The cover page of the proxy statement has been revised in response to the staff’s comment.

Questions and Answers about the Merger, page 1

50.	Please include a section that addresses a shareholder's ability to revoke his proxy up until the time of the meeting.

Response to Comment No. 50

An additional “Question and Answer” has been added regarding procedures for revoking a proxy. See page 1 of the proxy statement.

Summary, page 4

51.	Please revise to state that the Summary highlights the material, not “selected” information from the document.

Response to Comment No. 51

The Summary has been revised in response to the staff’s comment. See page 4 of the proxy statement.

Overview of the Transaction, page 4

52.	Please disclose that the 2.8 for 1 exchange ratio is designed to provide $28 dollars worth of stock, based upon the $10 offering price.

Ms. Kathryn McHale

U.S. Securities and Exchange Commission

April 30, 2007

Response to Comment No. 52

The Overview has been revised in response to the staff’s comment. See page 4 of the proxy statement.

53.	At the end of the second full paragraph on page 5, please also give the stock and cash figures at the maximum offering level.

Response to Comment No. 53

The referenced paragraph has been revised in response to the staff’s comment. See page 5 of the proxy statement.

We recommend that Stockholders Approve the Merger, page 6

54.	Please summarize the pros and cons that management identified in reaching its conclusion.

Response to Comment No. 54

The referenced section has been revised to summarize the pros and cons considered by the FMS Financial Board of Directors in making its recommendation. See pages 6 and 7 of the proxy statement.

Certain FMS Financial Officers...page 7

55.	Please expand this subsection to summarize the material interests that are different. Include quantification on an aggregate basis for each, and on an individual basis as significant.

Response to Comment No. 55

The referenced section has been revised to quantify, where possible, the material benefits to be received. See page 8 of the proxy statement.

The Merger Agreement, page 9

56.

This section includes a significant amount of detail that is largely the same as provided in the body of the text. Please summarize this section so that your reader can better focus on the information that is most important. Refer the reader to the body of the text for a complete list of all the items.

Ms. Kathryn McHale

U.S. Securities and Exchange Commission

April 30, 2007

Response to Comment No. 56

The referenced section has been revised in response to the staff’s comment. See pages 10 and 11 of the proxy statement.

Risk Factors: You Will Have Less Influences as a Stockholder of Beneficial...page 18

57.	Please include in this risk factor the fact that the MHC will always own more than 50% of the stock of Beneficial and therefore dictate most decisions.

Response to Comment No. 57

The referenced risk factor has been revised in response to the staff’s comment. See page 16 of the proxy statement.

Summary Compensation Table, page 29

58.	You discuss stock option awards on page 27, but do not show any awarded in 2006. Please specifically disclose why this was the case.

Response to Comment No. 58

The Compensation Discussion and Analysis has been revised to discuss that while option grants had been a part of compensation, no option grants have been made since 1998 when the FMS Financial plan expired. See pages 25 and 26 of the proxy statement.

Directors Compensation, page 31

59.	In accordance with Item 402(k)(3), please provide a narrative discussion with regard to the components of directors' compensation.

Response to Comment No. 59

A narrative discussion of director compensation has been added in response to the staff’s comment. See page 29 of the proxy statement.

Background of Merger, page 34

60.	Please revise to disclose the negotiation of the principal terms, including price.

Ms. Kathryn McHale

U.S. Securities and Exchange Commission

April 30, 2007

Response to Comment No. 60

The “Background of the Merger” section of the proxy statement has been revised in response to the staff’s comment. See pages 33 and 34.

61.	On page 35, please disclose why the Board found the proposal of Beneficial Mutual more attractive than the one submitted by the other party.

Response to Comment No. 61

The “Background of the Merger” section of the proxy statement has been revised in response to the staff’s comment. See page 33.

Recommendation of the FMS Financial Board...page 37

62.	Please disclose whether the Board considered the minority ownership interest and its impact on shareholders following the Beneficial merger.

Response to Comment No. 62

The “Recommendation of the FMS Financial Board” section of the proxy statement has been revised in response to the staff’s comment. See page 35.

Opinion of FMS Financial’s Financial Advisors, page 38

63.	In accordance with Item 1015 of Regulation M.A, please disclose all compensation between Ryan Beck and its affiliates and FMS and its affiliates over the past two years.

Response to Comment No. 63

The “Opinion of the FMS Financial Advisor” section of the proxy statement has been revised to clarify that no other compensation has been paid to Ryan Beck by FMS Financial over the past two years other than the compensation paid in connection with this transaction as disclosed. See page 46.

Cash or Stock Election, page 48

64.

Please include, where appropriate, a comprehensive table showing the amount of cash and stock to be issued at the four principal conversion levels. Also, indicate the percentage of the merger consideration in the form of stock at each level and the percentage of this stock relative to the overall amount outstanding after the merger and offering are completed.

Ms. Kathryn McHale

U.S. Securities and Exchange Commission

April 30, 2007

Response to Comment No. 64

This section of the proxy statement has been revised to add a comprehensive table showing the cash, shares and other requested information. See pages 47 and 48.

Material Federal Income Tax Consequences of the Merger, page 52

65.	Please revise as necessary to reflect the merger tax opinion with respect to all of the material federal tax consequences.

Response to Comment No. 65

This section of the proxy statement has been revised in response to the staff’s comment.

Interest of Certain Persons in the Merger, page 55

66.	Please revise this heading to indicate that these are financial interests of officers and directors in the merger.

Response to Comment No. 66

The heading has been revised in response to the staff’s comment. See page 54 of the proxy statement.

67.	Please specifically disclose any continuing employment of FMS Financial officers and directors with Beneficial. We note the related disclosure bridging pages 56 and 57.

Response to Comment No. 67

As reflected in the revised disclosure, Channing L. Smith will be retained as an officer through December 31, 2007. James E. Igo and Thomas M. Topley are expected to continue as officers of Beneficial following the merger, but will not be executive officers. See pages 55 and 56.

68.	Please include a section which discloses the aggregate financial benefit to each officer and director in connection with the proposed merger.

Response to Comment No. 68

We respectfully request that the staff reconsider this comment. Executive officers of FMS Financial will receive retention bonuses in the amounts that have been disclosed. Non-employee directors of FMS Financial who become advisory directors of Beneficial will receive

Ms. Kathryn McHale

U.S. Securities and Exchange Commission

April 30, 2007

advisory board fees, the amount of which has been disclosed, but there are no other payments to be aggregated.

Retention/Change in Control Bonuses, page 56

69.	Please also show the cash amount to be received by each party.

Response to Comment No. 69

This section of the proxy statement has been revised to clearly disclose what each named executive officer will receive as a retention payment along with the aggregate amount to be paid to non-executive officers and key employees. With respect to the $750,000 pool, no determination as to whom would receive any payments has been made, but no portion would go to those otherwise disclosed.

Opinions, Exhibit 5.1, 8.1 and 8.2

70.

File your opinions as of “the date hereof” and/or have stated that you are under no obligation to update your opinion. Please either revise this language and issue your opinion as of the date of effectiveness of the registration statement, or represent to the staff your intention of filing your opinion with your acceleration request.

Response to Comment No. 70

The opinions have been revised to be filed as of “the date hereof.”

Exhibit 8.1

71.	Please revise to indicate that this opinion addresses all of the material federal income tax consequences. Note also for Exhibit 8.2.

Response to Comment No. 71

The opinion has been revised to reflect the staff’s comment.

Exhibit 8.2

72.	Please revise to address all of the material federal income tax consequences.

Response to Comment No. 72

The opinion has been revised to reflect the staff’s comment.

Ms. Kathryn McHale

U.S. Securities and Exchange Commission

April 30, 2007

General Accounting

73.	To the extent the effectiveness of the registration statement is delayed, please revise to included updated financial information under Rule 3.12 of Regulation S-X.

Response to Comment No. 73

In the event that the effectiveness of the registration statement is delayed, the Company and FMS Financial will revise the prospectus to include updated financial information pursuant to Rule 3.12 of Regulation S-X.

74.	Please include updated consents from your independent accountants in the pre-effective amendment.

Response to Comment No. 74

Updated consents from Beneficial’s and FMS Financial’s independent accountants have been included in the Amended Registration Statement. See Exhibits 23.7 and 23.8.

*       *       *       *

Please stamp the enclosed copy of this letter to indicate the date of receipt and return it in the enclosed envelope. If you have any questions concerning this submission, please contact the undersigned at (202) 362-0840. Thank you for your assistance

Very truly yours,

MULDOON MURPHY & AGUGGIA LLP

/s/ Lori M. Beresford

Lori M. Beresford

Enclosures

cc:	David Lyon, U.S. Securities and Exchange Commission

Donald W. Dwyer, Office of Thrift Supervision — DC

Karen Marcotte, Office of Thrift Supervision — DC
John Harootunian, Office of Thrift Supervision — DC
Roger Smith, Office of Thrift Supervision — DC
David Rochefort, Office of Thrift Supervision — NE

Gerard P. Cuddy, Beneficial Mutual Bancorp, Inc.

Joseph F. Conners, Beneficial Mutual Bancorp, Inc.
Gary R. Bronstein, Esq.
Stephen F. Donahoe, Esq.